Exhibit (a)(1)(H)

LETTER TO PARTICIPANTS IN THE A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN WITH RESPECT TO TENDER OFFER

October 31, 2011

Dear A.C. Moore Arts & Crafts, Inc. 401(k) Plan (“Plan”) Participant:

You recently received tender offer materials regarding an offer to purchase (the “Offer to Purchase”) for cash all outstanding shares of common stock of A.C. Moore Arts & Crafts, Inc. (the “Company”) at $1.60 per share by Sbar’s Acquisition Corporation, a wholly owned subsidiary of Nicole Crafts LLC. Enclosed with this letter is a Letter of Instruction which should be completed and returned to Ascensus, Inc. If you do not properly complete and return the Letter of Instruction by November 10, 2011 (unless the tender offer is extended), your shares of common stock of the Company allocated to your account under the Plan (“Allocated Shares”) will be considered not tendered.

The purpose of the letter is to inform you about how the proceeds of any tendered shares will be invested in the Plan.

If you elect to tender all or a portion of your Allocated Shares and such shares are accepted in connection with the Offer to Purchase, the proceeds received for such Allocated Shares will remain in the Plan and will be invested in the Federated Capital Preservation Fund under the Plan; provided, however, you may elect to redirect the proceeds to any other investment fund available under the Plan at any time once the proceeds have been allocated to your account under the Plan.

If you elect to tender all or a portion of your Allocated Shares, then as of 5:00 pm, New York City time, on November 16, 2011, certain transactions involving the tendered Allocated Shares, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offer to Purchase has been completed, unless the Offer to Purchase is terminated or the Offer to Purchase is extended. This restriction will apply to all tendered Allocated Shares and any cash proceeds with respect to those Allocated Shares.

Neither the Company, Ascensus, Inc., Frontier Trust Company, the Plan Investment Committee nor any other party makes any recommendation to you as to whether to tender or refrain from tendering all or any of your Allocated Shares. You should carefully evaluate all information provided to you about the option to tender your Allocated Shares, consult with your own financial and tax advisor, and make your own decision about whether to tender your Allocated Shares, and if so, how many to tender. Your decision regarding the tender of your Allocated Shares will be kept confidential. No Company employee, officer or director will learn of your decision, unless such disclosure is required by law.

If you require additional information concerning the terms and conditions of the Offer to Purchase, please call D.F. King & Co., Inc., the information agent, at (800) 755-7250. For more information about the effect of tendering your Allocated Shares on your account, current fund balances or future contributions under the Plan, please contact Ascensus, Inc. at (888) 800-5359. Information regarding fund performance and investment objectives may also be obtained through the website of Ascensus, Inc. located at www.planservices.com/ml.

Sincerely,

A.C. MOORE ARTS & CRAFTS, INC.